SIMPSON THACHER & BARTLETT LLP

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Direct Dial Number 212-455-2579	E-Mail Address jmendez@stblaw.com

September 19, 2022

Re:	Despegar.com, Corp.

Ms. Yolanda Guobadia

Mr. Gus Rodriguez

Office of Energy & Transportation

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Guobadia and Mr. Rodriguez,

On behalf of our client Despegar.com, Corp. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated August 9, 2022, concerning the Form 20-F for the year ended December 31, 2021 (the “2021 20-F”) filed by the Company.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Staff’s comment letter. The responses and information described below are based upon information provided to us by the Company.

Form 20-F for the Fiscal Year Ended December 31, 2021

Consolidated Financial Statements

Item 5. Operating and Financial Review and Prospects, page 70

Comment No. 1.	You disclose that one of the significant estimates underlying your financial statements is the allowance for expected credit losses. You acquired a majority equity stake in Koin in August 2020 and acquired the remaining equity stake in January 2022. Koin is a financial services company focused on the buy-now pay-later business in Brazil that you plan to grow and expand into other markets in Latin America. Please discuss and analyze the results of operations of your financial services business. Also

BEIJING	HONG KONG	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SAO PAULO	TOKYO	WASHINGTON D.C.

Ms. Yolanda Guobadia and Mr. Gus Rodriguez

U.S. Securities and Exchange Commission

September 19, 2022

discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your income, expenses or cash flows. For example, the buy-now-pay-later business model could result in high past due amounts and loan defaults for borrowers with limited access to traditional financial services. Refer to Item 303(b)(2)(ii) of Regulation S-K and to the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350.

Response No. 1.	The Company acknowledges the Staff’s comment and confirms that it will include in its 20-F for the year ended December 31, 2022 (the “2022 20-F”), consistent with Item 5.D of Form 20-F, a discussion and analysis of the results of operations of Koin’s financial services business, and its known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on the Company’s income, expenses, or cash flows. The Company will also recast its 2021 and 2020 management’s discussion and analysis in its 2022 20-F to include a discussion of the results of operations of the financial services business for those years. Additionally, the Company is considering, in advance of filing its 2022 20-F, including in its earnings release with respect to the third quarter of 2022 a brief discussion of the financial services business.

For the years ended December 31, 2020 and 2021, the financial services business was insignificant to the Company’s business on a consolidated basis. The Chief Operating Decision Maker (“CODM”) viewed this business to be embedded in the travel business and ancillary and immaterial.

Specifically, during 2020, the Company consolidated four months and ten days of operations of Koin, which contributed revenue and net losses of approximately $0.2 million and $1.8 million, respectively, representing 0.1 % and 1.2% of the Company’s total consolidated revenues and net losses for 2020, respectively. During 2021, Koin contributed revenue and net losses of approximately $0.8 million and $7.7 million, respectively, representing 0.2% and 7.4% of the Company’s total consolidated revenue and net losses for 2021, respectively. The maximum exposure to credit risk was represented by the carrying amount of the loans receivable in the Company’s consolidated balance sheet as of the end of each year. As of December 31, 2020, and 2021, this maximum exposure was $2.4 million and $8.9 million, respectively.

In 2022, in connection with a new strategy by management to expand the financial services business, the relevance of this business to the

Ms. Yolanda Guobadia and Mr. Gus Rodriguez

U.S. Securities and Exchange Commission

September 19, 2022

consolidated results of operations of the Company has increased significantly. In addition to the Company’s plans for expanding the financial services business outside of Brazil, the Company is incorporating into the business other service offerings, such as fraud identification, analysis and credit scoring for the Company’s travel business and other merchants, as well as providing technology/IT services to the Company’s travel business and other merchants. The Company’s CODM has changed the Company’s internal reporting to refine the way they view the Company’s financial services business. Beginning with the 2022 full year, the Company intends to present its segment results in three reportable segments, including its two existing reportable segments, “Air” and “Packages, Hotels and Other Travel Products,” and a new reportable segment called “Financial Services” in its 2022 20-F, consistent with how the CODM assesses performance and allocates resources during the year. In accordance with ASC 280, the Company also intends to recast previously reported segment financial information for the years ended December 31, 2020 and 2021 to reflect its new reportable segments. The segment change has no impact on the Company’s historical consolidated financial results. The Company believes that this change will offer investors a more informative view of the Company’s operating performance and financial results.

Financial Statements

Notes to the Consolidated Financial Statements

3. Summary of significant accounting policies

Revenue Recognition, page F-17

Comment No. 2.	You recognize revenue when the booking is completed, paid and confirmed, less a reserve for cancellations based on historical experience. You had an allowance for cancellations of $19.2 million at December 31, 2021. Actual deductions for cancellations were $0 in 2019, $302 in 2020 and $1,982 in 2021. Please tell us the factors you considered in determining the allowance for cancellations of $19.2 million at December 31, 2021 given your much lower aggregate amount of cancellations over the last two years of a global pandemic.

The Company acknowledges the Staff’s comment and informs the staff that, upon further review, it has identified an error in Note 30 “Valuation and qualifying accounts” included in its consolidated financial statements for 2021 contained in the 2021 20-F. The error related to the line

Ms. Yolanda Guobadia and Mr. Gus Rodriguez

U.S. Securities and Exchange Commission

September 19, 2022

“provision for cancellations” in the note. In the preparation of the note, certain actual deductions for cancellations were inadvertently netted out of the “Charges to earnings” column instead of being included as actual uses of the provision in the “Deductions” column.

The error in Note 30 related only to a misallocation of charges and uses between columns on the note and did not change the beginning and ending balances of the provision for cancellations. The error did not impact the primary consolidated financial statements or any other note to the financial statements contained in the 2021 20-F, nor any of the other disclosure contained in the 2021 20-F.

The Company plans to revise its financial statements to correct this note for 2021 and 2020 when it files its 2022 20-F. The Company respectfully believes this error is not material to require a restatement of the financial statements. While the changes to the amounts in the columns “Charges to earnings” and “Deductions” were relatively significant to amounts previously provided, the Company does not believe that a reasonable investor would view the errors in this note as having significantly altered the “total mix” of information made available.

This error only impacted the amounts in the columns in Note 30 and had no impact on the ending balances in the note. There is no change in the difference between the charge to earnings and the deductions. More importantly, the error did not impact the Company’s primary consolidated financial statements– i.e., balance sheet, income statement, cash flow statement, or any other note, for any period included in the 2021 20-F. The Company will include a reference to the revision, its nature, and the amount of the revision for each column of the table affected and presented in the note in its 2022 20-F.

The following tables present the note as originally reported and the revised note, which will be included in the consolidated financial statements for the year ended December 31, 2022:

Ms. Yolanda Guobadia and Mr. Gus Rodriguez

U.S. Securities and Exchange Commission

September 19, 2022

As originally reported:

	Balance, beginning of year	Charges to earnings	Charges to other accounts	Deductions	Balance, end of year
2019
Allowance for cancellations	$1,361	$980	($355)	—	$1,986
2020
Allowance for cancellations	$1,986	$14,182	($854)	($302)	$15,012
2021
Allowance for cancellations	$15,012	$6,117	$69	($1,982)	$19,216

As revised:

	Balance, beginning of year	Charges to earnings	Charges to other accounts	Deductions	Balance, end of year
2019
Allowance for cancellations	$1,361	$8,154	($355)	($7,174)	$1,986
2020
Allowance for cancellations	$1,986	$41,485	($854)	($27,605)	$15,012
2021
Allowance for cancellations	$15,012	$31,016	$69	($26,881)	$19,216

As a result of the identification of the error, the Company has reviewed its internal control over financial reporting and disclosure controls and procedures and has determined that the review control over the preparation of the note did not operate effectively.

The root cause of the error was the failure by the individual employee preparing the note to appropriately identify the information necessary to compile the note. The compilation of the note is performed manually as the Company’s financial accounting system did not produce information to facilitate automatic presentation and compilation of the note. The detailed internal schedule containing the analysis of the provision for cancellations – which was reviewed and approved in final form by a different employee – contained a detailed summary analysis including beginning and ending balances, charges to earnings, deductions and translation adjustments on a consolidated basis and was detailed enough for manually extraction into the note. The working paper inadvertently also contained a separate tab with a summary of the net effects of charges and uses of the provision for cancellations by legal entity for managerial purposes only. The preparer inadvertently used this managerial

Ms. Yolanda Guobadia and Mr. Gus Rodriguez

U.S. Securities and Exchange Commission

September 19, 2022

information to manually compile the note instead of using the reviewed and approved disaggregated information about consolidated charges and uses of the provision.

There were two levels of staff engaged in the preparation and review of the note. The detailed, individual column information presented in the note had been prepared and self-reviewed by a staff person having less experience and background regarding the note’s requirements. The more senior person with the requisite background, knowledge and understanding of generally accepted accounting principles, including the note requirements, performed a review at a higher level, primarily examining the note for consistency with the consolidated financial statements, and for reasonableness and consistency in methodology in comparison to prior periods, focusing on the tie-out of beginning and ending balances. The activity for charges to earnings and deductions is not shown in any other note in the financial statements.

After the error was identified, the Company’s management has reconsidered the existing controls and is implementing the requirement that the more senior personnel with more experience review the note at a more detailed level to remediate the control deficiency.

In performing the reassessment of controls, the Company has considered whether or not the control deficiency that caused the error was a material weakness in internal control over financial reporting. The Company utilized the guidance that defines a material weakness “as a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the registrant’s annual financial statements will not be prevented or detected on a timely basis.”

The Company has concluded that the error caused by the control deficiency was not material. In connection with the reassessment, the Company has determined that the potential impact from the failure of the control was limited to affecting columns presented in the note due to the incorrect information used in its preparation. The Company believes that there are qualitative factors that also indicate that the error is not material, including that it does not affect the primary consolidated financial statements, the compliance with debt covenant and/or other regulatory requirements, nor the financial metrics followed by analysts, among others.

The Company has determined that the deficiency is a significant deficiency in internal control over financial reporting because it is less

Ms. Yolanda Guobadia and Mr. Gus Rodriguez

U.S. Securities and Exchange Commission

September 19, 2022

severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company’s financial reporting. The Company has confirmed its determination that it had maintained effective internal controls over financial reporting for the year ended December 31, 2021.

The Company also considered whether the error in the note impacts the disclosures in the 2021 20-F regarding the effectiveness of the Company’s disclosure controls and procedures. The Company has considered several factors, including established SEC guidance on disclosure controls and procedures; the overall design of disclosure controls and procedures; and the nature of the error. In weighing all of these factors and considering the definition of disclosure controls and procedures set forth in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended, the Company’s management continues to believe that the Company’s disclosure controls and procedures were effective as of December 31, 2021. As it relates to the disclosure in the note, the error did not stem from the failure of controls allowing for the information to be communicated to management and disclosed in the Company’s SEC filings. The error in the note resulted from the incorrect application of information that was disclosed. In addition, the error was determined by the Company to be immaterial in the overall context of the information provided and did not constitute a material weakness. For these reasons, management has confirmed its initial determination that the Company’s disclosure controls and procedures were effective as of December 31, 2021.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to filings with the SEC; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

Ms. Yolanda Guobadia and Mr. Gus Rodriguez

U.S. Securities and Exchange Commission

September 19, 2022

If you have any questions or require any additional information with respect to the above, please do not hesitate to reach me by telephone at 212-455-2579 or by email at jmendez@stblaw.com.

Very truly yours,

/s/ Juan Francisco Méndez

cc:	Alberto López Gaffney, Chief Financial Officer

Mariano Scagliarini, General Counsel

María Bettina Zubin, VP Financial Controller

Eduardo Alfredo Loiácono, Price Waterhouse & Co. S.R.L.